

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Simos Spyrou
Co-Chief Financial Officer
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.,
Maroussi 15124,
Athens, Greece

      Re: Star Bulk Carriers Corp.
          Registration Statement on Form F-4
          Filed January 19, 2024
          File No. 333-276621

Dear Simos Spyrou:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Jin-Kyu Baek